Exhibit 99.(a)(1)(B)

SUMMARY OF TERMS

OF

OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

February 7, 2003

Response Due By 12:00 midnight, Eastern Time,

on Friday, March 7, 2003, unless this Offer is Extended

The following are answers to some of the questions that you may have about this Offer of Medarex, Inc. to exchange certain outstanding options to purchase common stock (this “Offer”). We urge you to read carefully the Offer to Exchange and the accompanying documents because the information in this Summary of Terms is not complete. We have included references to the relevant sections of the Offer to Exchange where you can find a more complete description of the topics discussed in this Summary of Terms.

Whether you accept the exchange offer or not, you need to make your election, sign the Election Form and deliver the Election Form to either Anthony Marucci in our Princeton, New Jersey office or David Wilson in our Milpitas, California office, before 12:00 midnight, Eastern Time, on March 7, 2003 (or a later expiration date if Medarex extends this Offer). If you have questions regarding the process for returning the Election Form, you may contact Anthony Marucci at (609) 430-4214 or David Wilson at (408) 545-2722 or by e-mail at optionexchange@medarex.com.

Q1.    WHY ARE WE MAKING THIS OFFER?

A cornerstone of our success has been the retention and motivation of our employees. Accordingly, since many of our outstanding options have exercise prices that are significantly higher than the current market price of our Common Stock, we felt it appropriate to offer this exchange program. (See Section 2 of the Offer to Exchange.)

Q2.    WHAT ARE WE OFFERING?

We are offering:

•	our current employees (other than our Executive Officers) holding “Eligible Employee Options,” and

•	our Executive Officers who are not members of our Board of Directors holding “Eligible Officer Options,”

an opportunity to exchange their stock options for replacement options to purchase shares of Common Stock (“Replacement Options”). Neither the President and CEO nor the Executive Vice President of the Company is eligible to participate in this Offer.

For the purposes of this Offer, the following terms are important to understand:

•	the term “Eligible Employees” refers to our current employees who are not Executive Officers;

•	the term “Executive Officers” refers to employees of the Company at the level of Senior Vice President or higher;

•	the term “Eligible Officers” refers to Executive Officers who are not members of our Board of Directors. Neither the President and CEO nor the Executive Vice President of the Company is eligible to participate in this Offer;

•	the term “Eligible Employee Options” refers to stock options to purchase shares of the Company’s Common Stock (“Common Stock”) with an exercise price of $10.00 per share or higher issued to Eligible Employees;

•	the term “Eligible Officer Options” refers to stock options to purchase shares of Common Stock with an exercise price of $25.00 per share or higher issued to Eligible Officers;

•	the term “Eligible Options” refers to, collectively, Eligible Employee Options and Eligible Officer Options; and

•	the term “Expiration Date” means 12:00 midnight, Eastern Time, on March 7, 2003, unless and until we, in our sole discretion, extend the period of time during which this Offer will remain open. If we extend the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires.

Q3.    HOW MANY REPLACEMENT OPTION SHARES WILL I RECEIVE IN EXCHANGE FOR THE OPTION SHARES I ELECT TO EXCHANGE?

In this Offer, we are offering to exchange each Eligible Option for a Replacement Option, which will represent the right to purchase the number of shares of Common Stock subject to the Eligible Option multiplied by the following exchange ratio (rounded up to the nearest whole share):

•	For Eligible Options that have an exercise price of between $10.00 per share and $24.99 per share, the exchange ratio is equal to 0.67 of a share of Common Stock.

•	For Eligible Options that have an exercise price of $25.00 per share or higher, the exchange ratio is equal to 0.50 of a share of Common Stock.

For example, if an Eligible Employee offers to exchange, and the Company accepts for exchange, an Eligible Option representing the right to purchase 100 shares of Common Stock, with an exercise price of $11.00 per share, the Eligible Employee would receive on the date the Replacement Options are granted, a Replacement Option representing the right to purchase 67 shares (100 x .67) of Common Stock. As another example, if an Eligible Employee or an Eligible Officer offers to exchange, and the Company accepts for exchange, an Eligible Option representing the right to purchase 100 shares of Common Stock, with an exercise price of $26.00 per share, the Eligible Employee or Eligible Officer would receive on the date the Replacement Options are granted a Replacement Option representing the right to purchase 50 shares (100 x .50) of Common Stock.

The number of shares of Common Stock to be represented by the Replacement Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date of this Offer and the date the Replacement Options are granted. The Replacement Options will be granted six months and one day after the Expiration Date, which will be, at the earliest, September 8, 2003 (the “Grant Date”).

Q4.    WHAT WILL THE EXERCISE PRICE OF THE REPLACEMENT OPTIONS BE?

The Replacement Options will have an exercise price equal to the average of the high and low sales prices of our Common Stock as reported on the Nasdaq National Market on the Grant Date. We cannot guarantee that the Replacement Options will have a lower exercise price than the Eligible Options exchanged because we can provide no assurance as to the price of our Common Stock at any time in the future, and nothing contained in this document or the other documents you receive relating to this Offer should be interpreted in any way as a claim relating to the future prospects of the price of our Common Stock. We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to exchange your options. (See Section 7 of the Offer to Exchange for a historical view of the price range of our Common Stock.)

Q5.    WHEN WILL I RECEIVE MY REPLACEMENT OPTIONS?

The Replacement Options will not be granted until, at the earliest, September 8, 2003, and we expect to distribute the Replacement Option agreements promptly following the Grant Date. It is important to note that if you accept this Offer and exchange all or part of your Eligible Options, we cannot for accounting reasons grant you any additional stock options (in addition to the Replacement Options) until, at the earliest, September 8, 2003. (See Section 5 of the Offer to Exchange for a discussion of acceptance of Options for exchange and cancellation and issuance of Replacement Options.)

Q6.    WHEN WILL THE REPLACEMENT OPTIONS VEST AND WHAT WILL THEIR VESTING SCHEDULE BE?

If you are an Eligible Employee:  Each Replacement Option issued in exchange for an Eligible Employee Option will have the same vesting schedule as the original vesting schedule of the applicable Eligible Employee Option.

As an example, assume that an Eligible Employee would become fully vested in an Eligible Employee Option twelve (12) months after the Expiration Date, and that such Eligible Employee Option is exchanged pursuant to this Offer. If the Grant Date is six months and one day from the Expiration Date, the Replacement Option granted in exchange would have six (6) months of vesting remaining as of the Grant Date, so long as the Eligible Employee remains in continuous service with the Company.

As another example, assume that an Eligible Employee would become fully vested in an Eligible Employee Option as of the Expiration Date, and that such Eligible Employee Option is exchanged pursuant to this Offer. The Replacement Option granted in exchange will be fully vested on the Grant Date, so long as the Eligible Employee remains in continuous service with the Company.

If you are Eligible Officer:  Each Replacement Option issued in exchange for an Eligible Officer Option will be 100% unvested on the Grant Date and will not vest or be exercisable during the first six (6) months following the Grant Date. Each such Replacement Option will become 100% vested and exercisable on March 6, 2004 (or such other date that is six (6) months after the Grant Date).

As an example, assume that an Eligible Officer would become fully vested in an Eligible Officer Option as of the Expiration Date, and that such Eligible Officer Option is exchanged pursuant to this Offer. The Replacement Option granted in exchange for such Eligible Officer Option will be 100% unvested on the Grant Date and will not vest or be exercisable during the first six (6) months following the Grant Date. On the date six (6) months after the Grant Date, the Replacement Option will become 100% vested and exercisable.

Q7.    ARE THERE CONDITIONS TO THIS OFFER?

Yes.  This Offer is subject to a number of conditions, including the conditions described in Section 6 of the Offer to Exchange. However, this Offer is not conditioned on a minimum number of optionholders accepting this Offer or a minimum number of options being exchanged.

Q8.    WHO CAN PARTICIPATE IN THIS OFFER?

This Offer is only being extended to Eligible Employees who hold Eligible Employee Options and who are not Executive Officers, and to Eligible Officers who hold Eligible Officer Options. Neither the President and CEO nor the Executive Vice President of the Company is eligible to participate in this Offer.

Q9.    ARE THERE ANY ELIGIBILITY REQUIREMENTS THAT I MUST SATISFY TO RECEIVE THE REPLACEMENT OPTIONS?

Yes.  To participate in this Offer and receive Replacement Options, you must be an Eligible Employee or an Eligible Officer on the Expiration Date, and you must remain continuously employed by the Company through the Grant Date. If you are not an employee of the Company on the Grant Date, you will not be eligible to receive the Replacement Options. (See Question 10 below.)

Q10.    WHAT IF I LEAVE MEDAREX BETWEEN THE DATE MY ELIGIBLE OPTIONS ARE CANCELLED AND THE GRANT DATE?

If you accept this Offer and choose to exchange any of your Eligible Options and subsequently your service as an employee of Medarex terminates voluntarily, involuntarily or for any other reason before the Grant Date, you will not be granted any Replacement Options. Further, once an Eligible Option of yours is cancelled, you will not have any rights with respect to that cancelled Eligible Option. Participation in this Offer does not confer upon you the right to remain employed by us. IF YOU ARE NOT AN EMPLOYEE OF MEDAREX FROM THE EXPIRATION DATE THROUGH THE GRANT DATE, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS IN EXCHANGE FOR YOUR ELIGIBLE OPTIONS THAT WERE CANCELLED. YOU ALSO WILL NOT RECEIVE ANY OTHER FORM OF CONSIDERATION IF YOUR RIGHT TO YOUR REPLACEMENT OPTIONS TERMINATES BECAUSE YOUR SERVICE TO THE COMPANY, FOR WHATEVER REASON, CEASES PRIOR TO THE GRANT DATE OF THOSE REPLACEMENT OPTIONS.

Q11.    WHY WON’T I RECEIVE MY REPLACEMENT OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THIS OFFER?

If we were to grant Replacement Options on any date which is earlier than six months and one day after the date we cancel any of the Eligible Options that we accepted for exchange pursuant to the terms of this Offer, we would be required for financial accounting purposes to record a variable compensation expense against our earnings. By deferring the grant of the Replacement Options for at least six months and one day, we believe that we will not have to record such a variable compensation expense.

Q12.    WILL MY REPLACEMENT OPTIONS BE GRANTED PURSUANT TO THE SAME STOCK OPTION PLAN UNDER WHICH MY ELIGIBLE OPTIONS WERE ORIGINALLY GRANTED?

Yes.  Your Replacement Options will be granted pursuant to the same stock option plan under which your Eligible Options were originally granted.

Q13.    WHAT WILL THE TERMS AND CONDITIONS OF MY REPLACEMENT OPTIONS BE?

Your Replacement Option will be issued under the same stock option plan under which your Eligible Option was originally issued. Therefore, your Replacement Options will be subject to the same terms and conditions as your Eligible Options,            , except for differences in the exercise price (see Question 4 above), and, for Replacement Options issued in exchange for Eligible Officer Options, with respect to vesting and exercisability during the first six (6) months after the Grant Date (see Question 6 above and Question 14 below). In addition, the tax treatment of the Replacement Options may differ from that of the Eligible Options, since all Replacement Options will be nonqualified stock options, regardless of whether the Eligible Options were incentive stock options or nonqualified stock options.

Q14.    WILL I HAVE TO WAIT LONGER TO PURCHASE COMMON STOCK UNDER MY REPLACEMENT OPTIONS THAN I WOULD UNDER THE ELIGIBLE OPTIONS?

For Eligible Employee Options:  No.  Shares subject to Replacement Options issued in exchange for Eligible Employee Options will be vested on the Grant Date in the same percentage as the shares subject to the Eligible Employee Options would have been vested on that date, if the Eligible Employee Options had not been exchanged.

For Eligible Officer Options:  Yes.  Shares subject to Replacement Options issued in exchange for Eligible Officer Options will be 100% unvested on the Grant Date and will not vest or be exercisable during the first six (6) months following the Grant Date. Each such Replacement Option will become 100% vested and exercisable on March 6, 2004 (or such other date that is six (6) months after the Grant Date).

In addition, employees subject to black-out periods and other restrictions under our insider trading policy may have to wait longer to sell any portion of their Replacement Options.

Q15.    WHEN WILL THE REPLACEMENT OPTIONS EXPIRE?

Each Replacement Option will have the same expiration date as the original expiration date of the applicable Eligible Option.

Q16.    IF I ELECT TO EXCHANGE ELIGIBLE OPTIONS, WILL MY ELECTION AFFECT OTHER COMPONENTS OF MY COMPENSATION?

No.  However, if you accept this Offer and exchange all or part of your Eligible Options, we cannot for accounting reasons grant you any additional stock options (in addition to the Replacement Options) until, at the earliest, September 8, 2003 (See Question 11 above.)

Q17.    IF I ELECT TO EXCHANGE MY ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?

Should you choose to accept this Offer, you are not obligated to exchange each Eligible Option and are free to elect to exchange as many or as few of the Eligible Options as you wish. However, you must exchange all shares issuable under each particular Eligible Option you wish to exchange. For example, if you have received one grant of an Eligible Option with the right to purchase 100 shares of our common stock at an exercise price of $11.00 per share, and another grant of an Eligible Option with the right to purchase 50 shares of our common stock at an exercise price of $26.00 per share, you may tender one or both of these Eligible Options. However, you may not partially tender an Eligible Option grant (e.g., a portion of the Eligible Option grant for 100 shares or a portion of the Eligible Option grant for 50 shares).

Q18.    CAN I EXCHANGE THE REMAINING PORTION OF AN ELIGIBLE OPTION THAT I HAVE ALREADY PARTIALLY EXERCISED?

Yes.  Any remaining outstanding, unexercised option that is an Eligible Option can be exchanged pursuant to the terms of this Offer.

Q19.    WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THIS OFFER?

If you accept this Offer, you will not recognize income for U.S. Federal Income Tax purposes at the time of the exchange or at the time we grant Replacement Options to you. However, we recommend that you consult with your own tax advisor to determine the full range of potential tax consequences of accepting this Offer. (See Section 12 of the Offer to Exchange.)

Q20.    IF MY CURRENT ELIGIBLE OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY REPLACEMENT OPTIONS BE INCENTIVE STOCK OPTIONS?

No.  All Replacement Options you are issued in exchange for your Eligible Options will be nonqualified stock Options. (See Section 12 of the Offer to Exchange.)

Q21.    IF I HAVE INCENTIVE STOCK OPTIONS THAT ARE ELIGIBLE OPTIONS, WHAT HAPPENS IF I ELECT NOT TO EXCHANGE THEM IN THIS OFFER?

You will not be subject to U.S. Federal Income Tax if you do not elect to exchange your Eligible Options for Replacement Options.

We do not believe that this Offer to you will change any of the terms of your Eligible Options if you do not accept this Offer. However, the Internal Revenue Service may characterize this Offer to you as a “modification” of those Eligible Options that are incentive stock options, even if you decline this Offer. Under Section 424(h) of the Internal Revenue Code, a “modification” means any change in the terms of an incentive stock option that would give you additional benefits under the option. A successful assertion by the Internal Revenue Service that the options have been modified could extend the options’ holding periods to qualify for favorable tax treatment and cause a portion of the options to be treated as nonqualified stock options.

If you choose not to exchange your Eligible Options and you have been granted incentive stock options, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of those options and the sale of the Common Stock that you will receive upon exercise. (See Section 12 of the Offer to Exchange.)

Q22.    WHEN DOES THIS OFFER EXPIRE? CAN THIS OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

The Expiration Date of this Offer is March 7, 2003, at 12:00 midnight, Eastern Time, unless we extend it.

Although we do not currently intend to do so, we may, in our sole discretion, extend this Offer at any time prior to the Expiration Date. If we extend this Offer, we will announce the extension no later than 9:00 a.m., Eastern Time, on the day following the Expiration Date. (See Section 13 of the Offer to Exchange.)

Q23.    WHAT DO I NEED TO DO?

Whether or not you accept this Offer, you need to make your election, sign the Election Form and deliver the Election Form to Anthony Marucci in our Princeton, New Jersey office or David Wilson in our Milpitas, California office via e-mail, facsimile or regular mail before 12:00 midnight, Eastern Time, on the Expiration Date.

•	Election Forms delivered via e-mail should be sent to optionexchange@medarex.com.

•	Election Forms delivered via facsimile should be sent to Mr. Marucci at (908) 713-6002 or Mr. Wilson at (408) 545-2799.

•	Election Forms delivered via regular mail should be sent to Medarex, Inc., attention: Anthony Marucci, 707 State Road, Princeton, NJ 08540, or to Medarex, Inc., attention David Wilson, 521 Cottonwood Drive, Milpitas, CA 95035.

Election Forms must be received by Anthony Marucci or David Wilson no later than 12:00 midnight, Eastern Time, on the Expiration Date, not merely placed in the mail or other delivery system by the Expiration Date. If you send your Election Form via e-mail or facsimile, please send your original signed Election Form via regular mail to Medarex, Inc., attention: Anthony Marucci, 707 State Road, Princeton, NJ 08540, or to Medarex, Inc., attention David Wilson, 521 Cottonwood Drive, Milpitas, CA 95035, as soon as possible.

If you have questions about delivery, you may contact Anthony Marucci at (609) 430-4214, or David Wilson at (408) 545-2722. Alternatively, you may reach either Mr. Marucci or Mr. Wilson via e-mail at optionexchange@medarex.com. You should carefully review this Summary of Terms, the Offer to Exchange, the E-Mail Transmittal Letter and the Election Form, and all of their attachments, before making your election.

If we extend this Offer beyond March 7, 2003, you must sign and deliver the Election Form before the extended expiration date of this Offer. We may reject any Eligible Options to the extent that we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the options. Although we may later extend, terminate or amend this Offer, we currently expect to accept all properly exchanged options promptly after 12:00 midnight, Eastern Time, on March 7, 2003. If you do not sign and deliver the Election Form before this Offer expires, it will have the same effect as if you rejected this Offer.

If you are unable to deliver your Election Form, please contact Anthony Marucci in our Princeton, NJ office at (609) 430-4214, or David Wilson in our Milpitas, California office at (408) 545-2722. Alternatively, you may reach either Mr. Marucci or Mr. Wilson via e-mail at optionexchange@medarex.com.

Q24.    WHAT HAPPENS IF I ACCEPT THIS OFFER?

If you accept this Offer, the Eligible Options that you choose to exchange will be cancelled promptly after 12:00 midnight, Eastern Time, on the Expiration Date, and you will have no further right or interest in those options, whether vested or unvested. If you choose to accept this Offer, to avoid adverse accounting consequences to the Company, you will not be eligible to receive any other stock options, including Replacement Options until, at the earliest, September 8, 2003. (See Questions 10 and 11 above.)

Q25.    DURING WHAT PERIOD OF TIME MAY I CHANGE MY PREVIOUS ELECTION?

You may change your previous election by delivering a Notice of Change in Election Form to either Anthony Marucci in our Princeton, New Jersey office or David Wilson in our Milpitas, California office, at any time before 12:00 midnight, Eastern Time, on the Expiration Date. You may change your election more than once. (See Section 4 of the Offer to Exchange.)

Q26.    UNDER WHAT CIRCUMSTANCES WOULD THE COMPANY NOT ACCEPT MY OPTIONS?

We currently expect that we will accept promptly after the Expiration Date all Eligible Options that are properly submitted to be exchanged and for which the election has not been validly withdrawn. We may, however, reject any or all Election Forms, Notice of Change in Election Form or exchanged options to the extent that we determine they were not properly executed or delivered, to the extent that we determine it is unlawful to accept the exchanged options or to the extent certain conditions exist that in our reasonable judgment makes it inadvisable to proceed with this Offer. (See Sections 3, 5 and 6 of the Offer to Exchange.)

Q27.    WHAT HAPPENS TO MY OPTIONS IF I DO NOT ACCEPT THIS OFFER OR IF MY OPTIONS ARE NOT ACCEPTED FOR EXCHANGE?

If you do not accept this Offer, or if we do not accept the Eligible Options you elect to exchange, you will keep all of your options, and will not receive any Replacement Options under this Offer. No changes will be made to your current options. Your decision not to accept this Offer or our decision not to accept the Eligible Options you elect to exchange will not affect your eligibility to receive future stock option grants or any other components of your compensation. However, if you currently have incentive stock options that are Eligible Options under this Offer, we recommend that you review Question 21 in this Summary of Terms and Section 12 of the Offer to Exchange, which explain potential tax treatment that may result from this Offer and may affect you even if you elect not to participate in this Offer.

Q28.    WHAT HAPPENS TO MY REPLACEMENT OPTIONS IF MEDAREX MERGES OR IS ACQUIRED PRIOR TO THE GRANT DATE?

If Medarex merges with or is acquired by another entity between the Expiration Date and the Grant Date, then the resulting entity will be bound to grant the Replacement Options under the same terms as provided in the Offer to Exchange; however, the type of security and the number of shares covered by each Replacement Option would be determined by the acquisition agreement between Medarex and the acquiror based on the same principles applied to the handling of the options to acquire our Common Stock that are outstanding at the time of the acquisition. As a result of the ratio in which our Common Stock may convert into an acquiror’s common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror’s stock than the number of shares subject to the Eligible Options that you exchange if no acquisition had occurred.

If your employment or service is terminated by any successor entity prior to the Grant Date, then you will not receive any Replacement Options in exchange for your Eligible Options that were cancelled. In addition, your cancelled options will not be returned to you nor will you realize any value from the options that are exchanged.

Q29.    WHAT HAPPENS TO THE VESTING OF THE REPLACEMENT OPTIONS IF THE COMPANY MERGES WITH OR IS ACQUIRED BY ANOTHER ENTITY FOLLOWING THE GRANT DATE?

If Medarex merges with or is acquired by another entity following the Grant Date, then the Replacement Options, to the extent they are unvested, would accelerate and become immediately exercisable in full in accordance with the terms of the applicable stock option plan of the Company.

Q30.    WHAT HAPPENS IF THE REPLACEMENT OPTIONS I AM GRANTED END UP UNDERWATER?

We are conducting this Offer only at this time. This, therefore, is considered a one-time offer and is not expected to be repeated in the future. As stock options granted under the Company’s stock option plans generally are valid for up to ten years from the date of initial grant, subject to continued service with the Company, the price of our Common Stock may appreciate over the long term even if your options are underwater for some period of time after the Grant Date of the Replacement Options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE, AND NOTHING CONTAINED IN THIS DOCUMENT OR THE OTHER DOCUMENTS YOU RECEIVE RELATING TO THIS OFFER SHOULD BE INTERPRETED IN ANY WAY AS A CLAIM RELATING TO THE FUTURE PROSPECTS OF THE PRICE OF OUR COMMON STOCK, NOR SHOULD ANY INFERENCE ABOUT SUCH FUTURE PROSPECTS BE MADE FROM ANYTHING CONTAINED HEREIN OR THEREIN.

Q30.    WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THIS OFFER?

If you have questions about the personal financial consequences of this Offer, you should consult with your personal financial advisor, as no one from our Company has been, or will be, authorized to provide you with information in this regard. For additional information about the material terms of this Offer, assistance in completing the forms related to this Offer or to obtain free copies of the forms of any of the Company’s stock option plans, you should contact Anthony Marucci in our Princeton, New Jersey office at (609) 430-4214, or David Wilson in our Milpitas, California office at (408) 545-2722. Alternatively, you may reach either Mr. Marucci or Mr. Wilson via e-mail at optionexchange@medarex.com.